 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Manzulli, Michael F. (Last) (First) (Middle) 615 Merrick Avenue (Street) Westbury, NY 11590 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol New York Community Bancorp, Inc. (NYB)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                X          Other
          Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 30, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	04/30/2003		M |	21,472 | A | $9.310		D
Common Stock	04/30/2003		M |	382,808 | A | $9.310		D
Common Stock	04/30/2003		F |	219,737 | D | $34.665	512,224	D
Common Stock					47,659	I	By LDM&P Pension Trust (1)
Common Stock					61,930	I	By NYCB 401(k) (2)
Common Stock					1,733	I	By NYCB ESOP (2)
Common Stock					15,300	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Manzulli, Michael F. - April 30, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Incentive Stock Option (right to buy)	$9.310	04/30/2003		M |	(D) 21,472	10/20/2001 (3) | 10/20/2008	Common Stock - 21,472		10,736	D
Non-Qualified Stock Option (right to buy)	$9.310	04/30/2003		M |	(D) 382,808	10/20/2001 (3) | 10/20/2008	Common Stock - 382,808		191,404	D
Non-Qualified Stock Option (right to buy)	$24.610					07/24/2003 (4) | 07/24/2012	Common Stock - 150,000		150,000	D
Non-Qualified Stock Option (right to buy)	$28.540					01/21/2004 (5) | 01/21/2013	Common Stock - 210,000		210,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Ilene A. Angarola 05-01-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Manzulli, Michael F. - April 30, 2003
Form 4 (continued)
FOOTNOTE Descriptions for New York Community Bancorp, Inc. (NYB)

Form 4 - April 2003

Michael F. Manzulli
615 Merrick Avenue

Westbury, NY 11590
Explanation of responses:

(1)   The reporting person in co-trustee of Lahr, Dillon, Manzulli, Kelley & Penett pension trust that holds the reported securities. The reporting person shares voting and investment authority over the reported shares. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(2)   This form reflects increases in beneficial ownership resulting from exempt acquisitions under an Employee Stock Ownership Plan ("ESOP") and 401(k) Plan pursuant to Rule 16b-3(c).
(3)   In connection with the merger of Richmond County with and into NYCB on July 31, 2001, each option to purchase 1 share of Richmond County common stock held by the reporting person was converted to an option to purchase 1.02 shares of NYCB common stock. The exercise price per share for each converted NYCB option was determined by dividing the exercise price of such option by the 1.02 ratio, with such quotient to be rounded to the nearest whole cent. Options vest in three equal annual installments beginning on October 20, 2001.
(4)   Options granted pursuant to the New York Community Bancorp, Inc. 1997 Stock Option Plan vest in three equal annual installments commencing on July 24, 2003.
(5)   Options granted pursuant to the New York Community Bancorp, Inc. 1997 Stock Option Plan vest in three equal annual installments commencing on January 21, 2004.

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